

New York Stock Exchange
11 Wall Street
New York, NY 10005

January 16, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of EMERSON ELECTRIC CO., under the Exchange Act of 1934.

- 1.250% Notes due 2025

- 2.000% Notes due 2029

Sincerely,